SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of August 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                    ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                     ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                           Genesys Conferencing Logo

               Genesys Conferencing Announces Fast Start, Customer
           Implementation Program for Rapid Roll Out Of Audio and Web
                             Conferencing Services

Increased demand leads Genesys to shorten customer implementation time
     o   200%+ increase in Genesys Meeting Center seats globally since February
     o   150% increase in US audio minutes by Genesys users
     o   Millions of minutes activated in a matter of weeks

Denver, Colorado and Montpellier, France -August 20, 2002 -- Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today announced the introduction of a new customer implementation program, Fast Start, for accelerated roll-out of customer services. The introduction of the program is the result of an increase in demand for Genesys Meeting Center, the world's first fully integrated audio, video and web conferencing platform and other portfolio services.

The new service is in response to the increase in volume and demand for immediate service activation. Since February of this year, Genesys Conferencing has seen a 200%+ global increase in the number of Genesys Meeting Center seats sold. In addition, from June 2001 through the same month in 2002, automated audio conferencing minutes in the US alone grew from approximately 16 million per month to nearly 40 million per month, an increase of 150%.

The company attributes the increase in volume and demand to a continued reduction of corporate travel budgets, as well as to the growing need for reliable, stable, and long-term communications partners. Increasingly, enterprises are also looking for a speedy roll out of services in order to transition smoothly to Genesys offerings and to avoid rescheduling already planned remote conferencing sessions and events.

The Fast Start program is designed to get new customers up and running with Genesys services quickly, efficiently and with complete training and education services. Users simply sign up for services online, and then receive detailed instructions via email regarding how to initiate and begin using the service. Ongoing user education and tutorial programs ensure that new customers receive the right tools and training to maximize their conferencing experience.

The program is especially useful for those enterprises that have sudden, unexpected conferencing needs such as large-scale briefings or last minute remote meetings when travel is not feasible or advisable. Companies looking to move or protect their enterprise business have found the Fast Start program offers the peace-of-mind needed during vendor migration projects.

A leading Fortune 100 insurance company recently moved over one million minutes of conferencing activity per month, representing all of their conferencing traffic, from one vendor to Genesys in a matter of weeks.

"Our recent growth has led to us examine how we can improve our service implementation strategies," said David M. Rosenberg, Executive Vice-President of Sales and Marketing for Genesys Conferencing in North America. "With our new Fast Start Customer Implementation Program, Genesys has the capacity, project planning and customer education resources and programs in place to rapidly welcome and manage multi- millions of new user minutes across our entire service portfolio."

                                     -more-

Genesys Meeting Center has enjoyed tremendous success since it was launched in October 2001 as the first collaboration platform that fully integrates audio and web conferencing through a single, web-enabled, user-interface. New features available in Genesys Meeting Center 2.0 provide advanced meeting functionality through the integration of audio, web and desktop multipoint video, enhanced Microsoft Outlook Calendar support and Microsoft MSN Messenger.


About Genesys Conferencing

Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and North America. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).


Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP www.genesys.com



Contacts:

Genesys Conferencing
Paul Joyal
Direct Line: 781-761-6231
paul.joyal@genesys.com

Geoffrey Riggs
Direct line: +33 (0) 4 99 13 25 52
geoffrey.riggs@genesys.com



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
                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 21, 2002

                                         GENESYS SA


                                         By: /s/ Francois Legros
                                             -----------------------------------
                                             Name: Francois Legros
                                             Title: Chairman and Chief Executive
                                                    Officer